

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Krishna Gupta
Interim CEO
Presto Automation Inc.
985 Industrial Road
San Carlos, CA 94070

> **Re: Presto Automation Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2023**
> **File No. 333-271551**

Dear Krishna Gupta:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray, Staff Attorney, at (202) 551-5176 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Laura Katherine Mann